Exhibit A

Mr. Brown also directly owns employee stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 56,250 shares with (i) exercise price of $4.70 per share,
(ii) vesting in three equal annual installments beginning on 07/26/2004 and
(iii) expiration on 07/26/2012

Option to purchase 12,500 shares with (i) exercise price of $24.80 per share,
(ii) vesting in two equal annual installments beginning on 04/18/2004 and
(iii) expiration on 04/18/2011

Option to purchase 50,000 shares with (i) exercise price of $210.00 per share, (ii) vesting in five equal annual installments beginning on 02/14/2001 and (iii) expiration on 08/21/2010.